VIA EDGAR
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October 4, 2016	James R. Griffin +1 (214) 746-7779 james.griffin@weil.com

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NetSuite Inc.

Schedule TO-T/A

Schedule 13E-3

Filed September 27, 2016, by Oracle Corporation et al.

File No. 005-83718

Dear Mr. Panos:

This letter is sent on behalf of Oracle Corporation (“Oracle”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated September 28, 2016 (the “Comment Letter”) regarding the above-referenced filing. For ease of reference, we have set forth below, in bold, the text of the Staff’s comment prior to each of Oracle’s responses in the same order as presented in the Comment Letter.

General

1.	We note that several conditions are measured at the “Acceptance Time.” All offer conditions, except those related to the receipt of governmental regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. As explained in the oral comment issued on August 24, 2016, the “Acceptance Time” is distinguishable from the offer expiration date. Please revise the language accordingly.

Response: The Staff’s comment is noted. Pursuant to earlier conversations with members of the Staff regarding this comment, and at the specific direction of the Staff, Oracle added the following language in Amendment No. 1 to Schedule TO to specifically address the Staff’s comment:

“Notwithstanding any disclosure set forth in this Offer to Purchase, Parent and Purchaser confirm that the foregoing conditions to the Offer will be tested at the scheduled expiration of the Offer, and if all of such conditions have been satisfied or validly waived, Purchaser will, subject to Purchaser’s right to extend the Offer under the Merger Agreement, accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer.”

October 4, 2016

We are of the view, based on previous discussions with the Staff in this matter, that the foregoing language is sufficient to address the Staff’s comment, and that no further revision is necessary or required.

2.	Advise us how the disclosures the bidders have provided in response to staff comments have been and/or will be disseminated to unaffiliated security holders. See Rule 13e-3(f)(2) and related Rule 14d-4(d)(1).

Response: The Staff’s comment is noted. Pursuant to earlier conversations with members of the Staff, and in accordance with Rule 13e-3(f)(2) and Rule 14d-4(d)(1), upon filing of Amendment No. 3 to Schedule TO on September 27, 2016, Oracle caused to be printed and mailed to the stockholders who received tender offer materials upon commencement of the tender offer, Oracle’s Schedule 13E-3, which was in the form of the Amendment No. 3 to Schedule TO, NetSuite’s Schedule 13E-3, and the Letter of Transmittal.

Special Factors

4.	Position of Oracle, Parent and Purchaser Regarding Fairness of the Offer and the Merger

3.	We note the disclosure that “Oracle, Parent and Purchaser believe that the Offer Price to be received by NetSuite’s unaffiliated stockholders pursuant to the Offer and the Merger is fair to such stockholders.” Notwithstanding this disclosure, please revise the fairness determination to expressly state whether Oracle, Parent and Purchase[r] reasonably believes that the transaction is fair or unfair to unaffiliated security holders as required by Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

Response: The Staff’s comment is noted. Contemporaneously with the submission of this letter, Oracle, Parent and Purchaser are filing an amendment to the Schedule TO (the “Fourth Amendment”) to include a statement that Oracle, Parent and Purchaser believe that the Offer and the Merger are fair to NetSuite’s unaffiliated stockholders.

4.	Please revise to indicate, if true, that a specific going concern value was not calculated or considered by the bidders in making their fairness determination. See Instruction 2 to Item 1014 of Regulation M-A and Q & A’s 20-21 in Release No. 34- 17719 (April 13 1981).

Response: The Staff’s comment is noted. To address the Staff’s comment, Oracle, Parent and Purchaser have included on page 2 of the Fourth Amendment a statement that a specific going concern value was not calculated or considered by Oracle, Parent or Purchaser in making their fairness determination.

5.

To the extent the discussion of material factors considered by the bidders in reaching their fairness determination with respect to Offer Price can be extended to support a fairness determination with respect to the Rule 13e-3 transaction, please revise to discuss whether or not the contemplated Rule 13e-3 transaction consideration constitutes fair in relation to the historical stock prices of NetSuite. The adoption of the NetSuite’s earlier disclosures under Item 4 of Schedule 14D-9, and disclosure of

October 4, 2016

Moelis’ consideration of the historical stock prices, is insufficient for compliance with the requirement Item 1014(b) of Regulation M-A. Refer to Item 8 of Schedule 13E-3, Instruction 2(ii) of Item 1014 of Regulation M-A and Q & A’s 20-21 in Release No. 34- 17719 (April 13 1981).

Response: The Staff’s comment is noted. As indicated on page 4 of Amendment No. 3 to Schedule TO, one material factor that supports Oracle, Parent and Purchaser’s views that the Offer Price to be received by NetSuite’s unaffiliated stockholders pursuant to the Offer and the Merger is fair to such stockholders was that the “Offer Price represents a 62% premium to the trading price at which the Shares closed on June 27, 2016, the last trading day before public speculation and market rumors that NetSuite was potentially the subject of an acquisition transaction involving Oracle, and a 38% premium to the price at which the Shares closed on June 15, 2016, 30 trading days before the execution by Oracle and NetSuite of the Merger Agreement.”

To address the Staff’s comment, Oracle, Parent and Purchaser have included on page 2 of the Fourth Amendment a statement that Oracle, Parent and Purchaser also considered the historical trading prices of NetSuite’s common stock and that the Offer Price is fair in relation to the historical trading prices of NetSuite’s common stock.

5.	Certain Effects of the Offer

6.	Please revise to discuss the bidders’ interest in the net book value and net earnings of NetSuite in terms of both dollar amounts and percentages, or advise. See Item 7 of Schedule 13E-3 and corresponding Item 1013(d) of Regulation M-A plus Instruction 3 thereto.

Response: The Staff’s comment is noted. Oracle advises the Staff that none of Oracle, Parent or Purchaser currently owns any shares of NetSuite and, accordingly, none of them has any current equity interest in the net book value or net earnings of NetSuite. Upon the closing of the Merger, NetSuite will become a subsidiary of Oracle. As such, Oracle will indirectly own 100% of the equity interest in the net book value and net earnings of NetSuite. To address the Staff’s comment, Oracle, Parent and Purchaser have included on page 3 of the Fourth Amendment a statement to that effect.

7.	While the disclosure acknowledges that strategic alternatives to the contemplated Rule 13e-3 were considered, please revise to expressly indicate any alternative means of accomplishing the stated transaction objectives and the specific reasons for their rejection. See Item 7 of Schedule 13E-3 and corresponding Item 1013(b) of Regulation
M-A.

Response: The Staff’s comment is noted. To address the Staff’s comment, Oracle, Parent and Purchaser have included on page 3 of the Fourth Amendment additional disclosure noting that a one-step merger transaction was considered by Oracle as an alternative means to accomplishing the stated transaction objectives, but that Oracle, Parent and Purchaser believe that the tender offer and second step merger structure was preferable to a one-step merger because they believe that the structure provides a faster and more efficient process for completing the transaction than structures which require calling a special meeting of NetSuite’s stockholders.

October 4, 2016

8.	Please revise to indicate that if the contemplated Rule 13e-3 transaction is successful, Oracle will become the beneficiary of the cost savings achieved by NetSuite’s no longer remaining a company subject to the reporting requirements under the federal securities laws. Please quantify this benefit to the extent practicable. In addition, please state, if true, that Oracle will become the future beneficiary of any of NetSuite’s operating loss carryforwards, and please quantify that benefit. See Item 7 of Schedule 13E-3 and corresponding Item 1013(d) of Regulation M-A plus Instruction 2 thereto.

Response: The Staff’s comment is noted. To address the Staff’s comment, Oracle, Parent and Purchaser have included on page 3 of the Fourth Amendment additional disclosure noting that, upon the effective time of the merger, Oracle (i) will become the beneficiary of the cost savings achieved by NetSuite no longer remaining a company subject to the reporting requirements under the federal securities laws, and (ii) will become the future beneficiary of NetSuite’s operating loss carryforwards. Oracle, Parent and Purchaser did not quantify the cost savings to be achieved by virtue of NetSuite no longer being a company subject to the reporting requirements under the federal securities laws or the benefits available to Oracle from NetSuite’s operating loss carryforwards.

Certain Prospective Financial Information About NetSuite

9.	We note on page 15 that Oracle’s management prepared a model that included financial measures that do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. Please provide the reconciliation required under Rule 100(a) of Regulation G, or advise.

Response: The Staff’s comment is noted. We respectfully submit to the Staff that, based on the language in Rule 100(a) of Regulation G, Rule 100(a) appears to apply to a situation where a registrant, or person acting on its behalf, is providing non-GAAP financial information with respect to such registrant rather than when a registrant is providing non-GAAP financial information with respect to another person. The non-GAAP financial information used in the model prepared by Oracle’s management was financial information relating to the acquisition of NetSuite, rather than financial information relating to Oracle alone (the registrant that is filing the Schedule TO and Schedule 13E-3). Furthermore, Rule 100(d) of Regulation G provides for an exemption from the requirement to provide reconciliation if “the disclosure is contained in a communication that is subject to… [Item 1015 of Regulation M-A].” The non-GAAP financial information is contained in a communication that is subject to Item 1015 of Regulation M-A insofar as it was utilized by Moelis in its financial analysis that was required to be (and was) summarized pursuant to the requirements of Item 1015 of Regulation M-A. Accordingly, it should be exempt from the requirements of Rule 100(a) of Regulation G. Finally, reference is made to the letter, dated September 19, 2016, delivered to the Staff by NetSuite (the “NetSuite Letter”). For the reasons indicated in the NetSuite Letter, a reconciliation of the non-GAAP financial information cannot be made without unreasonable efforts.

October 4, 2016

Item 13. Financial Statements

10.	We noticed that financial statements were incorporated by reference. Advise us, with a view toward revised disclosure, how the bidders’ concluded that summarized financial statements were provided in accordance with Instruction 1 to Item 13 of Schedule 13E-3 and corresponding Item 1010(c) of Regulation M-A.

Response: The Staff’s comment is noted. To address the Staff’s comment, Oracle, Parent and Purchaser have included on page 3 of the Fourth Amendment summarized financial information relating to NetSuite.

Exhibit 99(c)(7)

11.	We noticed the disclosure that indicated that, “[t]his opinion is solely for the use and benefit of the Special Committee of the Board of Directors of the Company (in its capacity as such) in its evaluation of the Transaction and may not be disclosed to or relied upon by any stockholders or any other person.” Please revise the disclosure statement to state, if true, that Moelis has consented to the use of its materials by the filing persons for purposes of public disclosure in the Schedule 13E-3. Alternatively, please provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders’ right to rely on such materials. Please make a clarifying statement with respect to the inclusion of any identical or similar disclaimers in exhibits (c)(8)-(c)(15). http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Response: The Staff’s comment is noted. To address the Staff’s comment, Oracle, Parent and Purchaser have included on page 3 of the Fourth Amendment a statement that Moelis has expressly consented to the inclusion of its opinion and the materials in Exhibits (c)(8) through (c)(15) as exhibits to the Schedule TO.

October 4, 2016

Please do not hesitate to contact us if you have any questions.

Sincerely,

/s/ James R. Griffin

James R. Griffin

cc:	Brian Higgins (of Oracle Corporation)
Keith A. Flaum (of Weil, Gotshal & Manges LLP)